SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 12, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 (GEA-1)

Re: Official Letter 147/2023/CVM/SEP/GEA-1 - Braskem – Request for clarification on media report

Dear Sirs,

We refer to Official Letter 147/2023/CVM/SEP/GEA-1 ("Official Letter"), dated May 11, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to news reports published on this date in the Valor Econômico news portal entitled “At Braskem, J&F and Unipar accept to be Petrobras partners”, informing the following:

The Unipar group and the J&F holding, owned by the Batista brothers, who own JBS, are still interested in buying Braskem. In contrast to the proposal made by the American fund Apollo and the Abu Dhabi National Oil Company (Adnoc), which want 100% of the petrochemical company, the two companies are willing to stay with Braskem, buying the participation of Novonor (former Odebrecht) and maintaining the partnership with Petrobras.

[...]

The negotiations are being conducted by a team from J&F, coordinated by the entrepreneur Joesley Batista.

[...]

Unipar has at least two models for a potential operation: a slice purchase of the petrochemical company, which does not please the creditor banks or the acquisition of all the assets, with a forecast of a “remedy” to guarantee the approval of the Administrative Council for Economic Defense (Cade).

2. In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain why the Company believed this was not a Material Fact and also provide any other information deemed important on the subject.”

1

In this regard, Braskem reinforces that it does not conduct any negotiations of its controlling shareholder Novonor about the sale of its equity interests, reason why it questioned Novonor, who informed the following:

“In response to your request, Novonor informs that, since our last statements and until the present moment, it did not receive any proposal from potential interested parties that implies a material or binding progress in its ongoing discussions with five Banks that hold the Fiduciary Alienation of its indirect interest in Braskem S.A.

We remain at your disposal for further clarifications.”

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, May 12, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.